iBio, Inc.

9 Innovation Way, Suite 100

Newark, Delaware 19711

February 16, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iBio, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-171315

Ladies and Gentlemen:

This letter is a supplemental response to the comments received from the staff of the SEC by letters dated February 3, 2011 and February 10, 2011, relating to the above-captioned registration statement (the “Registration Statement”).

To facilitate the staff’s review, we have set forth the text of the single comment from each of the two letters in italics, followed by a single response that addresses both comments. If the staff concurs with our proposed revisions to the Registration Statement described in our response, we would promptly thereafter file Amendment No. 2 to the Registration Statement reflecting those revisions.

Comment of February 3, 2011: We note your response to our prior comment 1. You have described why the registration of the resale of 3,000,000 shares of common stock underlying stock options held by private investors to purchase shares currently held by E. Gerald Kay and Carl DeSantis is desirable, but you have not provided a legal analysis supporting your conclusion that registration of such shares is appropriate at this time. Accordingly, we reissue our comment. Please provide us with a detailed legal analysis underlying your conclusion that it is appropriate under the federal securities laws to register the resale of these shares before exercise of the option takes place and tell us why it is appropriate generally to register the resale of shares underlying an option not issued by the registrant. Your analysis should identify the legal authority upon which you have relied in reaching your conclusion. Alternatively, please revise your registration statement to remove these shares.

Comment of February 10, 2011: We note your statement in your response to our prior comment 1 that "'The Company has encouraged Messrs. Kay and DeSantis to make some of their holdings available for purchase by others and has involved the option holders, affiliates of the placement agent in the Company's recent private offering, to facilitate an efficient distribution of the shares to a variety of other investors particularly including institutional investors." Based on your response, it appears that this transaction is a primary distribution by or on behalf of the company. Accordingly, please revise your filing to register the shares on a form on which you are eligible to conduct a primary offering and identify each of Messrs. Kay and DeSantis, Kobus Investments, LLC and BioMed Investments, LLC as underwriters. Alternatively, please remove Kobus Investments, LLC and BioMed Investments, LLC and their associated shares from the registration statement.

The Company concurs with the staff’s view that the Kay/DeSantis option transaction is properly understood as a primary distribution by or on behalf of the Company. In response to the staff’s comment, the Company proposes to amend the Registration Statement to identify each of Messrs. Kay and DeSantis, Kobus Investments, LLC and BioMed Investments, LLC as underwriters, by revising a paragraph in the Plan of Distribution section as follows (new language emphasized):

The selling stockholders and any broker-dealers or agents that are involved in selling the shares, including, with respect to the option shares described in this prospectus, E. Gerald Kay, Carl DeSantis, Kobus Investments, LLC and BioMed Investments, LLC, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The amendment to the Registration Statement would also contain appropriate changes not relating directly to the staff’s comments, such as including the Company’s recently filed Quarterly Report on 10-Q in the Information Incorporated by Reference section and other non-substantive changes such as dates.

The letter that accompanied the Company’s filing of Amendment No. 1 to the Registration Statement contained an analysis of the Company’s eligibility to use Form S-3. That analysis was predicated on the entire offering being deemed a secondary offering, before being advised of the staff’s view that the resale of shares underlying the Kay/DeSantis option should be deemed to be a primary offering. However, the Company has concluded that it remains eligible for the use of Form S-3 for the entire offering. With respect to all of the shares included in the Registration Statement other than the option shares, the Company continues to rely on General Instruction I.B.3. to Form S-3

(Transactions Involving Secondary Offerings), as detailed in the letter that accompanied the Company’s filing of Amendment No. 1 to the Registration Statement. With respect to the option shares, the Company is separately eligible to use Form S-3 for primary offerings pursuant to General Instruction I.B.1. to Form S-3 (Primary Offerings by Certain Registrants), which is available for securities offered for cash by or on behalf of a registrant if the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. Based on the closing price of the Company’s common stock on February 14, 2011 ($4.20), the market value of the 22,390,786 shares that are currently held by non-affiliates would be $94,041,301, above the necessary threshold.

Concluding Notes

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and the next amendment to the Registration Statement and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (609) 802-6466, or our counsel, Andrew Abramowitz, at (212) 972-8882.

Very truly yours,

/s/ Frederick Larcombe

iBio, Inc.

Frederick Larcombe

Chief Financial Officer

Enclosures

cc:	Jeffrey Riedler, Esq. Assistant Director, Division of Corporation Finance Karen Ubell, Esq. Staff Attorney, Division of Corporation Finance Mr. Robert B. Kay